UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

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NRC Group Holdings Corp.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
629375 106
(CUSIP number)
Jennifer M. Pulick
General Counsel
Cyrus Capital Partners, L.P.
65 East 55th Street, 35th Floor
New York, New York 10022
(212) 380-5800
(Name, address and telephone number of person authorized to receive notices and communications)
November 1, 2019
(Date of event which requires filing of this statement)

 ______________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629375 106

1.	NAMES OF REPORTING PERSONS SBTS, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON* OO

CUSIP No. 629375 106

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON* PN

CUSIP No. 629375 106

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON* OO

CUSIP No. 629375 106

1.	NAMES OF REPORTING PERSONS Stephen C. Freidheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON* IN

Amendment No. 3 to Schedule 13D
The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed with the Securities and Exchange Commission by SBTS, LLC (“SBTS”), Cyrus Capital Partners, L.P. (“Cyrus Capital Partners”), Cyrus Capital Partners GP, L.L.C. (“Cyrus Capital GP”), and Stephen C. Freidheim (collectively, the “Reporting Persons”) on October 26, 2018, as amended by Amendment No. 1 filed on July 9, 2019, and Amendment No. 2 filed on July 26, 2019. This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4.   Purpose of Transaction.
Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:
At 12:01 a.m. Boise, Idaho time on November 1, 2019 (the “Effective Time”), the previously announced Mergers (as defined below) contemplated by the Agreement and Plan of Merger, dated as of June 23, 2019 (the “Merger Agreement”), by and among US Ecology Holdings, Inc. (“Predecessor US Ecology”), US Ecology, Inc. (“Successor US Ecology”), Rooster Merger Sub, Inc. (“NRCG Merger Sub”), ECOL Merger Sub, Inc. (“ECOL Merger Sub”), and NRC Group Holdings Corp. (the “Issuer”), were consummated.  At the Effective Time, in accordance with the Merger Agreement, (1) ECOL Merger Sub merged with and into Predecessor US Ecology (the “ECOL Merger”), with Predecessor US Ecology surviving the ECOL Merger as a direct wholly-owned subsidiary of Successor US Ecology, and (2) NRCG Merger Sub merged with and into the Issuer (the “NRCG Merger” and, together with the ECOL Merger, the “Mergers”), with the Issuer surviving the NRCG Merger as a direct wholly-owned subsidiary of Successor US Ecology. Following the completion of the Mergers, Successor US Ecology contributed all of the issued and outstanding equity interests of the Issuer to Predecessor US Ecology so that, after such contribution, the Issuer became a wholly-owned subsidiary of Predecessor US Ecology.  As a result of the Mergers, Successor US Ecology changed its name to “US Ecology, Inc.” and became a publicly traded corporation.
At the Effective Time, each share of the Issuer’s Common Stock issued and outstanding immediately prior to the Effective Time (other than cancelled shares) was automatically converted into (1) 0.196 (the “NRCG Exchange Ratio”) of a share of Successor US Ecology Common Stock, (2) any cash in lieu of fractional shares of Successor US Ecology Common Stock payable pursuant to the Merger Agreement and (3) any dividends or other distributions to which the holder thereof became entitled to upon the surrender of such shares of Issuer Common Stock in accordance with the Merger Agreement. At the Effective Time, each share of the Issuer’s 7.00% Series A Convertible Cumulative Preferred Stock (“Series A Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than Cancelled Series A Preferred Shares and Dissenting Shares (each as defined in the Merger Agreement)) was automatically converted into (1) a whole number of shares of Successor US Ecology Common Stock equal to the product of (a) the number of shares of Issuer Common Stock that such share of Series A Preferred Stock could be converted into at the Effective Time (including Fundamental Change Additional Shares and Accumulated Dividends (each as defined in the Certificate of Designations, Preferences, Rights and Limitations of the Series A Preferred Stock, dated as of October 17, 2018 and corrected on October 23, 2018)) multiplied by (b) the NRCG Exchange Ratio, (2) any cash in lieu of fractional shares of Successor US Ecology Common Stock payable pursuant to the Merger Agreement and (3) any dividends or other distributions to which the holder thereof became entitled to upon the surrender of such shares of Series A Preferred Stock in accordance with the Merger Agreement. As a result of the consummation of the Mergers, the Reporting Persons received:  (i) 286,829 shares of Successor US Ecology Common Stock pursuant to the conversion of 1,463,415 shares of Issuer Common Stock and (ii) 927,818 shares of Successor US Ecology Common Stock pursuant to the conversion of 530,000 shares of Series A Preferred Stock.
At the Effective Time, outstanding equity awards of the Issuer, including the options to purchase 25,000 shares of Issuer Common Stock that were granted to John Rapaport for service on the Issuer’s Board of Directors (the “Board”), were automatically assumed by Successor US Ecology and converted into equity awards of Successor US Ecology pursuant to the terms of the Merger Agreement.  The options to purchase 25,000 shares of Issuer Common Stock were replaced with options to purchase 4,900 shares of Successor US Ecology Common Stock at an exercise price of $52.30 per share.  Such options were subject to accelerated vesting and became immediately vested and exercisable at the Effective Time.  Mr. Rapaport had served on the Issuer’s Board as a representative of SBTS and its affiliates and resigned his Board position immediately prior to the Effective Time.
ITEM 5.   Interest in Securities of the Issuer.
Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.
(c) The information in Item 4 is incorporated herein by reference.  Except as described elsewhere in this Amendment No. 3, there have been no other transactions by the Reporting Persons in the class of securities reported on that were effected within the past 60 days.
(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.
(e) On November 1, 2019, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 5, 2019

SBTS, LLC

By:	Cyrus Capital Partners, L.P. its Manager
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

CYRUS CAPITAL PARTNERS, L.P.

By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

/s/ Stephen C. Freidheim
STEPHEN C. FREIDHEIM